InBev

RECEIVED
2004 SEP 28 A [redacted]
OFFICE OF [redacted]
CORPORAT[redacted]

04045048

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 20 September 2004

SUPPL

Dear Madam,

Subject: InBev ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

dlw 9/28

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: press release

RECEIVED 2004 SEP 28 A 11:21 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

InBev

InBev is acquiring remaining 50% of Lion Group China activities

Brussels, September 20, 2004

InBev is acquiring the remaining 50 per cent of Lion Group's beer business in China for a cash consideration of USD131.5 million, hereby gaining 100 per cent control. In September 2003, Lion Diversified Holdings Berhad (LDHB), a diversified Malaysian group, sold 50 per cent of its China brewing activities to InBev for USD131.5 million, and transferred the management control of the strategic partnership to InBev.

Lion Diversified Holdings Berhad (LDHB) is listed on the Kuala Lumpur Stock Exchange (KLSE), and realized a total beer volume of 13 million hectoliters in 2003.

This transaction complies with acquisition criteria for InBev: significant potential to grow outside both local and regional markets through strong brands, volumes, economies of scale, and critical mass; continued focus on the core-lager segment; and solid, dependable, management resources.

InBev is today the third-largest brewer in China, with 30 million hectoliters of capacity, produced by 18 breweries, and present in 6 major provinces: Zhejiang, Guangdong, Hubei, Hunan, Jiangsu and Shandong.

InBev expects this transaction to close by the end of September.

Visit our web site www.inbev.com for more information on this transaction and for maps.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer by volume. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe®, Hoegaarden®, Staropramen® and Bass®. InBev employs some 70,000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2003, InBev realized a net turnover of approximately 9.3 billion euro (2003 pro forma). For further information visit www.InBev.com.

Contact information

Marianne Amssoms
Corporate Media Relations Director
Tel: +32-16-31-57-69
Fax: +32-16-31-59-69
E-mail: marianne.amssoms@inbev.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@inbev.com